Exhibit 3.28

FTI CONSULTING LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this “Agreement”) of FTI Consulting LLC, a Maryland limited liability company (the “Company”), is made and entered into as of June 29, 2007, by the Member set forth on Schedule A attached hereto and made a part hereof (the “Member”)

RECITALS

WHEREAS, the Company is a limited liability company that was formed as a limited liability company under the Maryland Limited Liability Company Act, MD. CORPS. & ASS’NS CODE ANN., §4A-101, et seq. (the “Act”) pursuant to articles of organization filed on June 25, 2007.

PROVISIONS

The Member desires to enter into this Agreement to establish the manner in which the business and affairs of the Company shall be managed, and hereby agrees as follows:

NOW, THEREFORE, in consideration of the premises and the agreements herein contained, the Member agrees as follows:

Section 1. Name. The name of the limited liability company is FTI CONSULTING LLC.

Section 2. Purpose. The purpose for which the Company is formed and the business and objectives to be carried on and promoted by it are to engage in any lawful act or activity which may be carried on by a limited liability company under the Act.

Section 3. Principal office. The address of the principal office of the Company in the State of Maryland is as set forth in the Company’s articles of organization.

Section 4. Resident Agent. The name and address of the resident agent of the Company for service of process on the Company in the State of Maryland are as set forth in the Company’s articles of organization.

Section 5. Member. The name and the business and mailing address of the Member are set forth on Schedule A. Section 6. Powers. In addition to the authority of the Member, the authority to manage, control and operate the Company shall also be vested collectively in the individuals, who need not be Members, elected by the Member as managers of the Company (the “Managers”). All powers of the Company may be exercised by or under the authority of the Managers acting collectively, and not individually (the “Board of Managers”). Unless otherwise provided herein, all decisions to be made by and all actions to be taken by the Board of Managers shall require the consent of a majority of the Managers. The Board of Managers shall have full and exclusive right, power and authority to manage the affairs of the Company and make all decisions with respect thereto, except for those matters expressly reserved to the Member by this Agreement or the Act.

The initial number of Managers shall be three, which number may be increased or decreased by the Member. Jack B. Dunn, IV; Theodore I. Pincus; and Eric B. Miller are each hereby designated as a Manager.

Section 7. Officers. The Board of Managers shall appoint or elect officers of the Company (“Officers”) for the purpose of managing the daily operations of the Company. The Officers shall have the powers and authority to act for the Company as a corresponding officer of a Maryland corporation would have to act for a Maryland corporation unless otherwise designated by resolution by the Board of Managers. The names of the initial Officers serving the Company and the capacities in which they shall serve are as follows:

Name

Office

Jack B. Dunn, IV

President

Dominic DiNapoli

Vice President

Eric B. Miller

Vice President

Theodore I. Pincus

Vice President, Chief Financial Officer & Treasurer

Joanne F. Catanese

Secretary

Cheryl Meeks

Assistant Secretary

Section 8. Dissolution. The Company shall be dissolved upon the election by the Member to dissolve, wind down and terminate the Company.

Section 9. Capital Contributions. The Member shall have the percentage interests set forth on such Schedule A. The Member is not required to make any additional capital contribution to the Company.

Section 10. Profits and Losses; Distributions. All profits and losses of the Company shall be allocated to the Member and all cash which the Board of Managers determines is available for distribution shall be distributed to the Member.

Section 11. Liability of the Member and Managers. To the fullest extent permitted by law, the Member and the Managers shall not have any liability for the obligations or liabilities of the Company.

Section 12. Indemnification.

12.1 Claims. The Company, or its receiver or trustee, shall pay all judgments and valid claims asserted by anyone (a “Claimant”) against it, and shall indemnify and save harmless, to the fullest extent permitted by applicable law, the Member (and the Member’s affiliates, officers, directors, partners, members, shareholders, employees and agents), the Managers and the Officers (all such persons being referred to as “Indemnified Persons”), from any liability, loss or damage to a Claimant incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company, and from liabilities or obligations of the Company imposed on such Indemnified Person by virtue of such person’s position with the Company, including, without limitation, all attorneys’ fees and costs and any amounts expended or incurred by such person in connection with the defense or the settlement of any such action based on any such act or omission, including all such liabilities under the Act. The Company, or its receiver or trustee, may also provide such indemnity to its employees and agents.

12.2 Insurance. The Company shall have the power to purchase and maintain insurance in reasonable amounts on behalf of each of the Member, the Managers, the officers and employees and agents of the Company against any liability incurred by them in their capacities as such, whether or not the Company has the power to indemnify them against such liability.

12.3 Advancement of Expenses. Expenses including attorneys’ fees incurred by the Member, a Manager or an Officer in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Member, Manager or Officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized by law or in this section. Such expenses incurred by former Managers and Officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate.

Section 13. Miscellaneous. This Agreement shall be governed by, and construed under, the laws of the State of Maryland, all rights and remedies being governed by said laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day and year first written above.

MEMBER:

FTI FD LLC

By: /s/ Eric B. Miller

Name: Eric B. Miller

Title: Vice President

Schedule A

Member, Address, and Membership Interest

Member and Address

FTI FD LLC

909 Commerce Road

Annapolis, Maryland 21401

Membership Interest

100%